

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>**Via Email**</u>
Douglas Tiesi
President and Managing Director
RBS Commercial Funding Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> Re: **WFRBS Commercial Mortgage Trust 2012-C7**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-177891-01**
>
> **The Royal Bank of Scotland plc**
> **Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012**
> **Filed February 13, 2013**
> **File No. 025-00538**
>
> **Liberty Island Group I LLC**
> **Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012**
> **Filed February 11, 2013**
> **File No. 025-01194**

Dear Mr. Tiesi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

1. We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. However, it is unclear why certain exhibits have been filed and why some have not. In order to understand why you are providing each assessment to meet your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act Rule 15d-18 your Form 10-K should include explanatory language. For instance:

   - We note that both CoreLogic Commercial Real Estate Services, Inc. and National Tax Search, LLC served as vendors for Wells Fargo Bank, N.A., as master servicer. With a view towards disclosure, please explain why you filed reports on assessment of compliance with servicing criteria for these vendors, in particular. We note that Wells Fargo Bank, N.A. has taken responsibility for assessing compliance with the servicing criteria applicable to other vendors.

   - We note that the prospectus filed on June 26, 2012 as well as the pooling and servicing agreement identifies Deutsche Bank Trust Company Americas as trustee for the transaction. We further note that the definition of "Servicing Function Participant" in the pooling and servicing agreement clarifies that the trustee is a servicing function participant, and Schedule III to the pooling and servicing agreement lists the trustee as a responsible party for Item 1122(d)(2)(iii). With a view towards disclosure, please explain why the Form 10-K does not include a report from Deutsche Bank Trust Company Americas on their assessment of compliance with servicing criteria applicable to them as trustee or a corresponding attestation report from an independent auditor regarding Deutsche Bank Trust Company Americas' assessment of compliance.

   - We note that Torchlight Loan Services, LLC's report on their assessment of compliance with applicable servicing criteria, filed as Exhibit 33.4, states that Item 1122(d)(2)(vi) is excluded from the applicable servicing criteria as Torchlight Loan Services has concluded that it is not applicable because Torchlight Loan Services does not keep unissued checks. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the special servicer is one of the entities responsible for Item 1122(d)(2)(vi) with respect to the WFRBS Commercial Mortgage Trust 2012-C7 transaction. With a view towards disclosure, please explain why Torchlight Loan Services did not provide an assessment with respect to Item 1122(d)(2)(vi).

   - We note that Wells Fargo Bank, National Association's report on their assessment of compliance with applicable servicing criteria, filed as Exhibit 33.8, does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C7 transaction. With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

Forms ABS-15G of The Royal Bank of Scotland plc and Liberty Island Group I LLC

2. We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc and Liberty Island Group I LLC, as securitizers of WFRBS Commercial Mortgage Trust 2012-C7, each include a footnote that they have "attempted to gather" information required by Rule 15Ga-1 by conducting specified actions "…among other things…" and that each securitizer cannot be certain that they have obtained all applicable Reporting Information. These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel